UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                       SCHEDULE 13D

         Under the Securities Exchange Act of 1934

                  ALLIANCE BANKSHARES CORP
                  ------------------------
                     (Name of Issuer)

            Common Shares with par value of $4.00
            -------------------------------------
               (Title of Class of Securities)

                         018535104
                       ------------
                      (CUSIP Number)

                  Frank E. Williams, Jr.
                   2789-B Hartland Road
                  Falls Church, VA 22043
                     (703) 641-4612
                  ----------------------
      (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications)

                      March 27, 2008
(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule
      13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------
1   NAME OF REPORTING PERSON:

                      Frank E. Williams, Jr.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]
    (b) [ ]
--------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Virginia (USA)
--------------------------------------------------------
NUMBER OF       7  SOLE VOTING POWER           41,959
SHARES
BENEFICIALLY    8  SHARED VOTING POWER         22,400
OWNED BY EACH
REPORTING       9  SOLE DISPOSITIVE POWER      41,959
PERSON
WITH:          10  SHARED DISPOSITIVE POWER    22,400
--------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                      64,359
    Consisting of:
              Frank E. Williams, Jr.           41,959
              Williams Family LP               22,400
--------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.3% based on 5,101,119 common shares issued and
    outstanding as of November 5, 2007.
--------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                 Frank E. Williams, Jr.             IN
--------------------------------------------------------

--------------------------------------------------------
1   NAME OF REPORTING PERSON:

                      Williams Family LP

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]
    (b) [ ]
--------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Virginia (USA)
--------------------------------------------------------
NUMBER OF       7  SOLE VOTING POWER                0
SHARES
BENEFICIALLY    8  SHARED VOTING POWER         22,400
OWNED BY EACH
REPORTING       9  SOLE DISPOSITIVE POWER           0
PERSON
WITH:          10  SHARED DISPOSITIVE POWER    22,400
--------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                      22,400
--------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.4% based on 5,101,119 common shares issued and
    outstanding as of November 5, 2007.
--------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                 Williams Family LP                 PN
--------------------------------------------------------

--------------------------------------------------------
1   NAME OF REPORTING PERSON:

                      Williams Family Foundation

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]
    (b) [ ]
--------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------
4   SOURCE OF FUNDS*

    AF WC PF OO (funds contributed by Mr. Williams to
                the Foundation, a charitable trust)
--------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Virginia (USA)
--------------------------------------------------------
NUMBER OF       7  SOLE VOTING POWER                0
SHARES
BENEFICIALLY    8  SHARED VOTING POWER         34,485
OWNED BY EACH
REPORTING       9  SOLE DISPOSITIVE POWER           0
PERSON
WITH:          10  SHARED DISPOSITIVE POWER    34,485
--------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                      34,845

--------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.7% based on 5,101,119 common shares issued and
    outstanding as of November 5, 2007.
--------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                 Williams Family Foundation         OO
--------------------------------------------------------

--------------------------------------------------------
1   NAME OF REPORTING PERSON:

                      Joshua Frank Williams Trust

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]
    (b) [ ]
-------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------
4   SOURCE OF FUNDS*

    PF  (funds contributed by Mr. Williams)
-------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Virginia (USA)
-------------------------------------------------------
NUMBER OF       7  SOLE VOTING POWER                0
SHARES
BENEFICIALLY    8  SHARED VOTING POWER          5,013
OWNED BY EACH
REPORTING       9  SOLE DISPOSITIVE POWER           0
PERSON
WITH:          10  SHARED DISPOSITIVE POWER     5,013
--------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                       5,013

--------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.1% based on 5,101,119 common shares issued and
    outstanding as of November 5, 2007.
--------------------------------------------------------
14  TYPE OF REPORTING PERSON*

               Joshua Frank Williams Trust         OO
--------------------------------------------------------

--------------------------------------------------------
1   NAME OF REPORTING PERSON:

               Kathleen Elizabeth Williams Trust   OO

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]
    (b) [ ]
-------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------
4   SOURCE OF FUNDS*

    PF (funds contributed by Mr. Williams)
-------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Virginia (USA)
-------------------------------------------------------
NUMBER OF       7  SOLE VOTING POWER                0
SHARES
BENEFICIALLY    8  SHARED VOTING POWER          4,940
OWNED BY EACH
REPORTING       9  SOLE DISPOSITIVE POWER           0
PERSON
WITH:          10  SHARED DISPOSITIVE POWER     4,940
--------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                       4,940

--------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.1% based on 5,101,119 common shares issued and
    outstanding as of November 5, 2007.
--------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                  Kathleen Elizabeth Williams Trust OO
--------------------------------------------------------

--------------------------------------------------------
1   NAME OF REPORTING PERSON:

                      Margaret Trublood

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]
    (b) [ ]
-------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
-------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Virginia (USA)
-------------------------------------------------------
NUMBER OF       7  SOLE VOTING POWER                0
SHARES
BENEFICIALLY    8  SHARED VOTING POWER          1,979
OWNED BY EACH
REPORTING       9  SOLE DISPOSITIVE POWER           0
PERSON
WITH:          10  SHARED DISPOSITIVE POWER     1,979
--------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                       1,979

--------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.04% based on 5,101,119 common shares issued and
    outstanding as of November 5, 2007.
--------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                 Margaret Trublood                OO
--------------------------------------------------------

--------------------------------------------------------
1   NAME OF REPORTING PERSON:

                      Sally Wright

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]
    (b) [ ]
-------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
-------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    North Carolina (USA)
-------------------------------------------------------
NUMBER OF       7  SOLE VOTING POWER                0
SHARES
BENEFICIALLY    8  SHARED VOTING POWER            863
OWNED BY EACH
REPORTING       9  SOLE DISPOSITIVE POWER           0
PERSON
WITH:          10  SHARED DISPOSITIVE POWER       863
--------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                         863

--------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.02% based on 5,101,119 common shares issued and
    outstanding as of November 5, 2007.
--------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                 Sally Wright                       IN
--------------------------------------------------------

--------------------------------------------------------
1   NAME OF REPORTING PERSON:

                      Rebecca Curran

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [X]
    (b) [ ]
-------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
-------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Virginia (USA)
-------------------------------------------------------
NUMBER OF       7  SOLE VOTING POWER                0
SHARES
BENEFICIALLY    8  SHARED VOTING POWER            500
OWNED BY EACH
REPORTING       9  SOLE DISPOSITIVE POWER           0
PERSON
WITH:          10  SHARED DISPOSITIVE POWER       500
--------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                         500

--------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.01% based on 5,101,119 common shares issued and
    outstanding as of November 5, 2007.
--------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                 Rebecca Curran                     IN
--------------------------------------------------------

                   SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This Statement relates to common shares with par value of $4.00 in the capital of the Issuer. The principal executive offices of the Issuer are located at 14200
PARK MEADOW DRIVE, SUITE 200 SOUTH, CHANTILLY, VA 20151.

ITEM 2. IDENTITY AND BACKGROUND

(a)  Frank E. Williams, Jr. is an individual.
     The Williams Family LP (WFLP) is a Virginia Limited
      Partnership of which the Williams Family Corporation
      (WFC) is general partner, and Mr. Williams has dispositive power over the WFLP shares as President of WFC. Mr. Williams' sons Frank E. Williams,
      III and H. Arthur Williams are limited partners of WFLP. WFLP's business consists of holding and managing the family assets.
     The Williams Family Foundation is a nonstock corporation organized and existing under the laws of Virginia, which is a charitable foundation uner the U.S. Internal Revenue Code, of which Mr. Williams is the Chairman of the Board of Trustees.
     Joshua Frank Williams and Kathleen Elizabeth Williams are Mr. Williams' grandchildren for whom Mr. Williams holds shares in trust.
     Margaret Trublood, Sally Wright and Rebecca Curran are individuals for whom Mr. Williams has power of attorney

(b)  2789-B Hartland Road, Falls Church, VA 22043
     (business address for all reporting persons)

(c) Mr. Williams is a businessman and has been a shareholder of Issuer since its inception. Mr.
     Williams holds a Bachelor of Civil Engineering degree from the Georgia Institute of Technology, where he remains active as a Trustee of the Alumni
     Association.

     Mr. Williams has spent more than four (4) decades in corporate management. He founded and served as President, CEO and chairman of Williams Industries,
     Inc., a public company that owns five (5) subsidiaries active in the steel industry, including Williams
     Bridge Company, one of the largest fabricators of steel plate for bridge structures in the Mid-Atlantic region. He currently serves as Chairman and principal owner of Williams Enterprises of Georgia, Inc., a holding company controlling six (6) subsidiaries active in various facets of the steel industry, one being Williams Erection Co., the largest steel erection company in the Southeast serving major steel fabricators throughout the U.S. Mr. Williams serves as Chairman, CEO, and fifty percent (50%) owner of Bosworth Steel Erectors, Inc., a major erector of steel products in the Southwestern U.S., and Chairman and major shareholder of Wilfab, Inc., a fabricator of structural steel. He is Managing Partner and principal owner of Industrial Alloy Fabricators, a fabricator of alloy plate products for the pulp and chemical industries.

     In addition, Mr. Williams currently serves as a Director and Chairman of Kaiser Group Holdings, Inc.
     (KGHI.ob). He also serves on the Board of Directors of Capital Bank, N.A. and Diamondhead Casino
     Corporation (DHCC.ob).

     In March, 2006 Mr. Williams was appointed to serve on the U.S. Small Business Administration's Region III
     Regulatory Fairness Board for the Mid-Atlantic U.S.
     He has been appointed by Bankruptcy Courts as an official representative serving in a pro bono capacity on behalf of investors and debt holders in public companies in bankruptcy.

(d) None of the reporting persons have been convicted in any criminal proceeding during the last five years.

(e) During the last five years, None of the reporting persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individual reporting persons are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The consideration for the acquisitions of shares was paid from the personal funds of the individual reporting owners and from the working capital of entities.

ITEM 4. PURPOSE OF TRANSACTION

     All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

     The Reporting Persons all reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, or to dispose of, or cause to be disposed, such securities at any time, or to formulate purposes, plans or proposals regarding the Issuer, any of its securities, or its management or Board of Directors, to the extent deemed advisable in light of general investment and trading strategies of the Reporting Person, market conditions or other factors.

     The Reporting Persons may in the future meet with and/or send correspondence to the Issuer's management and/or Board of Directors and/or other holders of the Issuer's securities to discuss any such purposes, plans or proposals. There can be no assurance, however, that the Reporting Person will take any such action.

     The Reporting Persons own less than 5% of the Issuer's outstanding common stock as of the date hereof. This filing is made for informational purposes to indicate that the Reporting Persons may communicate with the management or Board of Directors of the Issuer, and/or other holders of the Issuer's securities, regarding the Issuer, as set forth above.

     Except as set forth herein, the Reporting Persons have no purposes, plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)(1)  Frank E. Williams, Jr. beneficially owns
             41,959 shares directly and 22,400 shares indirectly as a limited partner of WFLP, aggregating 64,359 shares or 1.3% of Issuer's common stock. Mr. Williams has dispositive power over the other shares reported herein but disclaims beneficial ownership except as set forth herein.

     (a)(2) The Williams Family LP owns 22,400 shares, representing 0.4% of the Issuer's stock, which as, indicated in (a)(1) above, are beneficially owned by Mr. Williams.

     (a)(3) The Williams Family Foundation owns 34,845 shares of the Issuer's common stock, representing 0.7% of the Issuer's stock.

     (a)(4) Joshua Frank Williams owns 5,013 shares, representing 0.1% of the Issuer's common stock, which Mr. Williams holds in trust.

     (a)(5) Kathleen Elizabeth Williams owns 4,940 shares, representing 0.1% of the Issuer's common stock, which Mr. Williams holds in trust.

     (a)(6)  Margaret Trublood owns 1,979 shares,
             representing 0.04% of the Issuer's common stock.

     (a)(7)  Sally Wright owns 863 shares, representing
             0.02% of the Issuer's common stock.

     (a)(8)  Rebecca Curran owns 500 shares,
             representing 0.01% of the Issuer's common stock.

     (b) Mr. Williams has the power to vote or to direct the vote, and to dispose or direct the disposition, of 112,499 common shares of the Issuer.

     (c) Acquisitions in the last 60 days are as follows:

          Frank E. Williams, Jr.:
                        500 shares on 2/7/08,  price: 5.93
                        500 shares on 2/8/08,  price: 5.93
                      1,000 shares on 3/10/08, price: 5.28
                      1,000 shares on 3/11/08, price: 5.23

          Williams Family Foundation:
                      1,000 shares on 3/4/08,  price: 5.75
                        922 shares on 3/19/08, price: 5.29
                         78 shares on 3/19/08, price: 5.25

     (d)  N/A.

     (e)  N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

                       SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2008
-------------------------------
Dated

Frank E. Williams, Jr., individually
/s/ Frank E. Williams, Jr.
-------------------------------
Frank E. Williams, Jr.


Williams Family LP, by Williams Family Corp.,
General Partner, by Frank E. Williams, Jr., its President
/s/ Frank E. Williams, Jr.
-------------------------------
Frank E. Williams, Jr., President,
Williams Family Corp.


Williams Family Foundation, by Frank
E. Williams, Jr., Chairman
/s/ Frank E. Williams, Jr.
-------------------------------
Frank E. Williams, Jr., Chairman


Joshua Frank Williams Trust, by Frank
E. Williams, Jr., trustee
/s/ Frank E. Williams, Jr.
-------------------------------
Frank E. Williams, Jr., trustee


Kathleen Elizabeth Williams Trust, by
Frank E. Williams, Jr., trustee
/s/ Frank E. Williams, Jr.
-------------------------------
Frank E. Williams, Jr., trustee


Margaret Trublood, by Frank E.
Williams, Jr., POA
/s/ Frank E. Williams, Jr.
-------------------------------
Frank E. Williams, Jr., POA


Sally Wright, by Frank E.
Williams, Jr., POA
/s/ Frank E. Williams, Jr.
-------------------------------
Frank E. Williams, Jr., POA


Rebecca Curran, by Frank E.
Williams, Jr., POA
/s/ Frank E. Williams, Jr.
-------------------------------
Frank E. Williams, Jr., POA

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

     The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).